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SEC FILE NUMBER
000-30326

CUSIP NUMBER
92908B303

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-QSB ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	April 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Tri-Isthmus Group, Inc

Full Name of Registrant
Vsource, Inc.

Former Name if Applicable
149 South Barrington Avenue, Suite 808

Address of Principal Executive Office (Street and Number)
Los Angeles, California 90049

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Although the management of Tri-Isthmus Group, Inc. (the "Registrant") has been working diligently to complete all the required information for its Quarterly Report on Form 10-QSB for the fiscal quarter ended April 30, 2006, and a substantial part of such information has been completed as of this date, the Registrant's independent auditors need additional time to prepare the financial statements required to be included in the Form 10-QSB, and the Registrant's management does not believe the Form 10-QSB can be completed by the June 15, 2006 prescribed due date without unreasonable effort and expense.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

David Hirschhorn	(818)	887-6659
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

The Registrant's Annual Report on Form 10-KSB for the fiscal year ended January 31, 2006, has not yet been filed. The Registrant anticipates that such Form 10-KSB will be filed on or before the fifth calendar day following the date of filing of this Form 12b-25.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Tri-Isthmus Group, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 15, 2006	By	/s/ David Hirschhorn

Name: David Hirschhorn
Title: Co-Chief Executive Officer
ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).